EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, (in millions, except ratios)	2013
Excluding interest on deposits
Income before income tax expense	$18,380
Fixed charges:
Interest expense	3,851
One-third of rents, net of income from subleases (a)	266
Total fixed charges	4,117
Add: Equity in undistributed loss of affiliates	176
Income before income tax expense and fixed charges, excluding capitalized interest	$22,673
Fixed charges, as above	$4,117
Ratio of earnings to fixed charges	5.51
Including interest on deposits
Fixed charges, as above	$4,117
Add: Interest on deposits	1,084
Total fixed charges and interest on deposits	$5,201
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$22,673
Add: Interest on deposits	1,084
Total income before income tax expense, fixed charges and interest on deposits	$23,757
Ratio of earnings to fixed charges	4.57

(a)	The proportion deemed representative of the interest factor.